FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2003

AUDIOCODES LTD.

(Translation of registrant’s name into English)

4 Hahoresh Street, Yehud 56470 • ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Attached hereto and incorporated by reference herein are the Notice of and Proxy Statement for the Annual General Meeting of Shareholders, dated September 30, 2003 and the Proxy for use at the Annual General Meeting of Shareholders to be held on October 29, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By:   /s/ MIKE LILO

Mike Lilo

Dated:

October 2, 2003

The following documents are attached hereto and incorporated by reference herein:

Exhibit 1

Notice of and Proxy Statement for the 2003 Annual General Meeting of Shareholders.

Exhibit 2

Form of Proxy to be used at the 2003 Annual General Meeting of Shareholders.